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RESIDENT PARTNERS
Andrew D. Ruff
Alan D. Seem
Xiaogang Wang

Admitted in New York

November 28, 2012

Writer’s Email Address:

alan.seem@shearman.com

Writer’s Direct Number:

(8621) 6316-5018

VIA EDGAR

Ms. Jennifer Monick

Mr. Wilson K. Lee

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IFM Investments Limited

Form 20-F for the Year ended December 31, 2011

Filed April 30, 2012

File No. 001-34598

Dear Ms. Jennifer and Mr. Wilson:

IFM Investments Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated November 14, 2012, relating to the Company’s Form 20-F for the year ended December 31, 2011 (“2011 Form 20-F”) publicly filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

The Company’s responses to the Staff’s written comments are set forth below.  The numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, retyped in bold for ease of reference.

ABU DHABI   |   BEIJING   |   BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG   |   LONDON   |   MILAN   |   MUNICH   |   NEW YORK

PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011

k) Revenue Recognition, page F-16

1.                                      We note that brokerage commissions earned are recorded as revenue upon the signing of a real estate sales and purchase agreement or rental agreement because the signing of such agreements is the evidence of recognition of the provision of your services by the customers. This appears to contradict your disclosures within your critical accounting policy disclosures on page 65 where you stipulate that revenue recognition is also contingent upon the mortgage loan fund being disbursed by banks to the customers, and developers’ confirmation of successful sales of a primary real estate property. Please clarify. In addition, tell us whether signed purchase or rental agreements contain obligations or future contingencies (i.e. close of escrow or transfer of title). To the extent that these agreements have obligations or future contingencies, please clarify your basis for recognizing revenue upon signing instead of when these obligations or future contingencies are resolved.

The Company respectfully advises the Staff that the apparent discrepancy raised by the Staff is because the language cited by the Staff in Item 5 of Form 20-F disclosed more detailed components/types of sales transactions under the Company-Owned Brokerage Services segment.

The language on page 65 is describing the revenue recognition policy relating to “referral and service fees of mortgage loan transactions to our mortgage management services segment,” which represented approximately 1% of total net revenue for the Company-Owned Brokerage Services segment in 2011. The key criteria for recognizing revenue for this type of referral services is the disbursement of funds by the banks. That is also consistent with the revenue recognition policy disclosed under Mortgage Management Services on the same page, which stated “the mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers.”

The Company disclosed on page 65 that it also generated a portion of its revenue under the Company-Owned Brokerage Services segment in the form of “brokerage commissions from primary real estate property sales and purchase transactions.” The key criteria for recognizing commission revenue for these types of sales agency services is the “developers’ confirmation of successful sales of a primary real estate property,” which is consistent with the accounting policy discussed on page F-16, where it is stated “(u)nder primary property projects, the Group recognizes the commission revenue when the relevant purchase contracts between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group.”  For these types of sales agency services, the Company’s contractual relationship is with the developers, so its monthly/regular confirmations with developers of successful sales transactions is deemed to be sufficient evidence of the rendering of its services to allow for recognition of related commission revenues.

As revenue from referral and service fees on mortgage loan transactions under the Company-Owned Brokerage Services segment represented approximately 1% of total net revenue for that segment in 2011, in future filings, depending on materiality, such disclosure will be either revised to clarify or removed, and the Company will make this determination as the Company prepares its annual report for the year ending December 31, 2012.

Regarding the Staff’s question on whether signed purchase or rental agreements contain obligations or future contingencies (i.e., close of escrow or transfer of title), the Company respectfully advises that there are no additional obligations or future contingencies as the secondary real estate transaction in China is not subject to the close of escrow, unlike that in the United States. The Company is contractually entitled to receive its commission upon the signing of a sale and purchase agreement, which normally occurs concurrently with a significant (20% to 30% of the total purchase amount) down payment by the buyer to the seller on the same day or within 30 days of signing of such agreement. In case of rental agreement, rental commissions are also paid at the time the rental agreement is signed between the landlords and lessees or within 30 days of signing of such agreement, and there are no further contingencies or obligations for the Company in its role as agency after such documents are signed. If a sale or lease transaction subsequently fails to close, the Company remains legally entitled to its commission as evidenced by a Beijing court decision in 2011 in favor of the Company for a purchase transaction which was canceled by both the seller and the buyer voluntarily subsequent to the signing of a formal purchase agreement.

* * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

If you have any questions regarding this submission, you may reach me by telephone at my office in Shanghai, China at (8621) 6316-5018, on my cell phone at (86) 1391-012-7951 or by e-mail at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

cc:                          Mr. Kevin Cheng Wei, Chief Financial Officer, IFM Investments Limited

Ms. Grace Tang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

In connection with the responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 14, 2012, IFM Investments Limited (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kevin Cheng Wei

Kevin Cheng Wei

Chief Financial Officer